

04003310

**UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549**

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51878

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2003__ ENDING __DECEMBER 31, 2003__

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Millennium Brokerage, L.L.C.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Tice Boulevard

Woodcliff Lake	N.J.	07675
(City)	(State)	(Zip Code)
	(No. and Street)	

RECEIVED FEB 26 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD MERZ   201-391-7575

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TENNY & COMPANY LLP

122 LOCKWOOD AVENUE	FARMINGDALE	NY	11735
(Address)	(City)	(State)	(Zip Code)
	(Name – if individual, state last, first, middle name)		

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).

Sec 1410 (3-91)   *Persons who are to respond to the collection of information*

OATH OR AFFIRMATION

I Don Merz_____ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millennium Brokerage, L.L.C. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Four accounts: one IRA Account , two individual accounts, one limited partnership account

_____
Signature

_____
MEMBER
Title

_____
Notary Public

CHRISTOPHER HOFFMAN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/22/2004

This Report ** contains (check all applicable boxes):
- ✓ Facing Page
- ✓ Statement of Financial Condition
- ✓ Statement of Income (Loss)
- ✓ Statement of Cash Flows.
- ✓ Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- ☐ Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ Computation of Net Capital.
- ☐ Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ✓ A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ✓ A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of Consolidation.
- ✓ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplement Report
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MILLENNIUM BROKERAGE, L.L.C.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

Tenny & Company LLP
Certified Public Accountants

Independent Auditors' Report

To the Members
Millennium Brokerage, L.L.C.
Woodcliff Lakes, New Jersey

We have audited the accompanying statement of financial condition of Millennium Brokerage, L.L.C. as of December 31, 2003 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of Millennium Brokerage, L.L.C. at December 31, 2003, and results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CERTIFIED PUBLIC ACCOUNTANTS *Tenny + Company*

February 25, 2004

122 Lockwood Avenue, Farmingdale, NY (516) 241-8968

MILLENNIUM BROKERAGE, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	8,252
Due from clearing broker		707,137
Deposits with clearing brokers		135,041
Securities owned		3,300
Other Assets		14,949
Total Assets	$	**868,679**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	462,234
Members' equity	$	406,445
Total Liabilities and Members' Equity	$	**868,679**

See notes to financial statements
-2-

MILLENNIUM BROKERAGE, L.L.C.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES

Commissions, 12b-1's and wrap fees	$ 5,752,148
Execution fee and rebate income	339,710
Trading and inventory income	159,189
Interest and other income	3,593

Total Revenue	$ 6,254,640

EXPENSES

Administrative expenses paid to parent	$ 2,463,000
Clearing and execution	1,829,823
Commissions and related expenses	1,658,916
Margin and interest	17,527
Regulatory fees	40,713
Operating expenses	254,925

Total Expenses	$ 6,264,904

Net Loss	$ (10,264)

See notes to financial statements

MILLENNIUM BROKERAGE, L.L.C.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities		
Net income	$ (	10,264)
Adjustments to reconcile net income(loss) to net cash used by operating activities:		
Increase in receivable from broker	(	303,527)
Increase in deposits with clearing broker	(	49,978)
Decrease in securities owned		4,398
Decrease in other assets		6,421
Increase in accounts payable and accrued expenses		298,290
Total Adjustments	$ (	44,396)
Net cash used by operating activities	$ (	54,660)
Cash flows from financing activities	$	0
NET DECREASE IN CASH AND CASH EQUIVALENTS	$ (	54,660)
CASH AND CASH EQUIVALENTS – BEGINNING	$	62,912
CASH AND CASH EQUIVALENTS - END	$	8,252
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	17,527
Income taxes	$	0

See notes to financial statements

-4-

MILLENNIUM BROKERAGE, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

Balance – Beginning	$	416,709
Capital Contributions		0
Net Loss		(10,264)
Balance - End	$	406,445

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Organization

   Millennium Brokerage, L.L.C. (the "Company") is a registered broker-dealer and clears its securities transactions on a fully disclosed basis with other broker-dealers. There are no liabilities subordinated to the claims of creditors during the year ended December 31, 2003.

   Commissions

   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   Income Taxes

   The Company is a limited liability company ("LLC") and is recognized as a partnership for income tax purposes. An LLC generally pays no income taxes and passes through substantially all taxable events to the members of the Company.

   Significant Credit Risk and Estimates

   The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firms, Penson Financial Servcies, Inc., located in Dallas Texas and Dain Correspondent Services, Inc. located in Minneapolis, Minnesota.

   The Company is located in Woodcliff Lake, New Jersey and substantially all customer orders are directed through the Company's office.

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consists of money market balances.

2.   **RELATED PARTY TRANSACTIONS**

The Company has an agreement with its Parent (100% owned) which calls for the Parent to provide substantially all payroll and operating expenses for the Company including rent, salaries, telephone, professional and other expenses. These services are paid for by an administrative fee that is determined to be reasonable by both parties and will not exceed 80% of monthly gross commissions. The administrative fee paid to the Parent was $2,463,000 for the year ending December 31, 2003. As of October 1, 2003 the expenses of the parent Company will now be directly deducted on Millennium Brokerage, L.L.C. financial statements.

3.   **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $312,639, which was $212,639 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 148% as of December 31, 2003.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2003

MILLENNIUM BROKERAGE, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL

Total members' equity	$	406,445
Deductions and/or charges:		
Non-allowable assets:	$	18,249
Haircuts on securities		75,557
	$	93,806
NET CAPITAL	$	312,639
AGGREGATE INDEBTEDNESS	$	462,233
MINIMUM NET CAPITAL REQUIRED	$	100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	212,639

**PERCENTAGE OF AGGREGATE INDEBTEDNESS
TO NET CAPITAL**   148%

Reconciliation with Company's computation (included in Part II
of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	319,834
Additional accrued expenses	$	(7,088)
Haircut adjustment	$	(107)
Net capital per above	$	312,639

See independent auditors' report

MILLENNIUM BROKERAGE, L.L.C.

<u>*COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS*</u>
<u>*FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3*</u>
<u>*DECEMBER 31, 2003*</u>

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2) (ii) of the Rule.

See independent auditor's report

Tenny & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Millennium Brokerage, L.L.C.
Woodcliff Lakes, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Millennium Brokerage, L.L.C. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices that we considered relevant to the objectives stated in rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

---

122 Lockwood Avenue, Farmingdale, New York (516) 241-8968

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States Rule 17a-%(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk of error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected on a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Millennium Brokerage, L.L.C. for the year ended December 31, 2003 and this report does not affect our report thereon dated February 25, 2004.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-

5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2004